           ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                   SURVIVORSHIP TERM LIFE INSURANCE RIDER


DESCRIPTION: This rider is part of the policy to which it is attached if it is shown in the specifications page of the policy. The people insured under this rider are shown on the Term Insurance Schedule Page.

BENEFIT: If the survivor (as defined in the policy) dies while this rider is in force we will pay the term insurance upon receipt of due proof that the survivor died prior to the term expiry date, while the rider is in force. Unless otherwise requested, the term insurance benefit will be paid to the same beneficiary who receives the policy's net death benefit.

The amount of the term insurance benefit may vary. The benefit will be determined on each monthly processing date while the rider is in force. The term insurance benefit amount will be the lesser of:

- the term insurance amount (as shown in the Term Insurance Schedule Page); or

- the term insurance amount less the excess of the minimum death benefit of the policy over the policy face amount (plus the policy value if the policy's Death Benefit Option 2 is in effect).

The Term Insurance Schedule Page will display the following information:

- the names and ages of the people insured;

- the term insurance amount;

- the effective date of the term insurance;

- the term expiry date.

CHANGE PROVISIONS: You may decrease the amount of term insurance if the request is made:

- during the lifetime of both  insured people; and
- in writing while the policy and term rider are in force.

A request to decrease the amount of term insurance will be effective on the monthly processing date following the date of the written request. A supplemental Term Insurance Schedule will be issued. The schedule will include the following information:

- effective date of the decrease in amount of term insurance,

- the amount of the decrease in term insurance, and

- the remaining term insurance amount.

The company reserves the right to establish a minimum limit for the amount of any decrease.

CONTESTABILITY: Except for failure to pay premiums, this rider cannot be contested after the term insurance has been in force for two years from the date of issue and both insureds are alive.

SUICIDE EXCLUSION: If either insured, while sane or insane, commits suicide within two years of the date of issue, we will not pay a death benefit. The beneficiary will receive the sum of the term charges paid.

MISSTATEMENT OF AGE OR SEX: If either insured's age or sex is not correctly stated the amount payable under this rider will be such that the charges paid on the last monthly processing date would have purchased at the insureds' correct ages or sexes.

CHARGES: The monthly term insurance charge will be the term rider benefit amount as of the current monthly processing date, divided by 1,000 and multiplied by the term insurance rate shown in the Term Insurance Schedule.

Charges for this rider are payable as part of the monthly deduction due under this policy.


Form 11043-99                                1

The maximum term charges for each year are shown in the Survivorship Term Insurance Schedule page. The maximum term charges are based on:

- the Commissioners 1980 Standard Ordinary Mortality Table, Male, Female or Table D for unisex risks (Smoker or Non-smoker versions of these tables are used if the insured is over age 17 year of age on the date of issue), and

- the appropriate increases in such tables for rated risks.

TERMINATION:  This rider will terminate on the first to occur of:

- the end of the grace period; or

- the termination or maturity of the policy; or

- the monthly processing date following a request for termination; or

- the term expiry date.

GENERAL: The Survivorship Term Insurance Schedule page will show the date of issue of this rider.

Except as otherwise provided, all conditions and provisions of the policy apply to this rider.



                        Signed for the Company at Dover, Delaware




    Secretary                                                       President


Form 11043-99                              2

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                                   TERM INSURANCE SCHEDULE

                  YOUR MONTHLY TERM INSURANCE PROTECTION CHARGES ARE GUARANTEED

                                NEVER TO GO HIGHER THAN THE FOLLOWING:

First Insured's Name:     John Doe
Second Insured's Name     Jane Doe                     Date of Issue:     11/15/1999
Term Insurance Amount:    $250,000                     Term Expiry Date:  11/15/2063

Insurance Protection               Insurance Protection        Insurance Protection
Age*    Rate Per $1000         Age     Rate Per $1000      Age    Rate Per $1000
 _                                                                            _
|35        0.000207              60        0.168925          85        9.645467|
 36        0.000665              61        0.199039          86       11.006968
 37        0.001212              62        0.235910          87       12.476371
 38        0.001865              63        0.281480          88       14.034587
 39        0.002655              64        0.337115          89       15.699852

 40        0.003600              65        0.402913          90       17.478050
 41        0.004765              66        0.479669          91       19.402100
 42        0.006130              67        0.567515          92       21.532475
 43        0.007751              68        0.666914          93       23.977165
 44        0.009616              69        0.781089          94       27.051140

 45        0.011836              70        0.916171          95       31.414780
 46        0.014433              71        1.087231          96       38.571130
 47        0.017480              72        1.277131          97       52.301685
 48        0.021045              73        1.520309          98       83.333333
 49        0.025222              74        1.813278          99       83.333333
                                                                              _|
 50        0.030145              75        2.155917
 51        0.036026              76        2.549448
 52        0.043116              77        2.993204
 53        0.051684              78        3.487290
 54        0.061858              79        4.042261

 55        0.073886              80        4.677258
 56        0.087950              81        5.411422
 57        0.104038              82        6.267621
 58        0.122288              83        7.264384
 59        0.143629              84        8.391858
|_

*Based on younger insured's age. Age continues to increase each year, even after death if younger insured is first to die.

Form 1104-99                            3